[Amscan Holdings, Inc. Letterhead]

March 12, 2003


Via Edgar Submission


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Amscan Holdings, Inc.
         Form S-1 filed June 13, 2002
         File No. 333-90404

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Amscan Holdings, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission to permit the withdrawal of its Registration Statement on Form S-1 (File No. 333-90404) originally filed on June 13, 2002, together with all exhibits thereto (the "Registration Statement"). The Registrant does not intend to conduct the offering of shares contemplated in the Registration Statement at this time given valuations currently available in the equity markets. The Registration Statement has not been declared effective and no shares of common stock of the Registrant have been or will be issued or sold under the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Amscan Holdings, Inc., 80 Grasslands Road, Elmsford, New York 10523, and Paul G. Hughes, Esq. at Cummings & Lockwood LLC, Four Stamford Plaza, 107 Elm Street, Stamford, Connecticut 06902.



Very truly yours,

AMSCAN HOLDINGS, INC.


By:  /s/ Michael A. Correale
         Michael A. Correale
         Chief Financial Officer